February 1, 2005


Mail Stop 0409

VIA U.S. MAIL and FAX (973) 882-2981

Mr. Larry Crawford
Chief Financial Officer
Greg Manning Auctions, Inc.
775 Passaic Avenue West
Caldwell, NJ 07006

Re:	Greg Manning Auctions, Inc.
	Form 10-K for the year ended June 30, 2004
	File No. 1-11988

Dear Mr. Crawford:

      We have reviewed your January 26, 2005 response letter and have the following additional comments.

Form 10-K filed September 10, 2004

Notes to Consolidated Financial Statements, page 37

(1) Description of Business and Summary of Significant Accounting
Policies

Inventories, page 39

1. Please confirm our understanding of your response to comment 1 that items are subject to a write-down using either one of the two methods applied consistently.

2. How often are strategic marketing plans giving rise to
exceptions
with the aging methodology?   In this regard, please clarify for
us
and in future filings disclose the method used to write-down inventory subject to a marketing strategy to sell the goods over time.





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Monica Brame, Staff Accountant, at (202)
824-
5492 or me at (202) 942-1852 with any other questions.



						Sincerely,



Donna Di Silvio
Senior Staff Accountant
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Greg Manning Auctions, Inc.
February 1, 2005
Page 1